 Promotora Valle Hermoso, Inc.
301 East Pine Street, Suite 150
Orlando, FL 32801

August 6, 2009

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Promotora Valle Hermoso, Inc.
SEC Comment Letter dated August 5, 2009
Amentment No. 1 to Form 10-K for
Fiscal Year ended December 31, 2008
Amendment No. 1 to Form 10-Q for the
Quarter Ended March 31, 2009
File No. 000-27199

Dear Sir/Madam:

We are submitting herein the responses of Promotora Valle Hermoso, Inc. (the “Company”) to the comments set forth in your comment letter dated August 5, 2009 on the captioned filing under the Securities Exchange Act of 1934, as amended.

Simultaneously with the filing of this correspondence, the Company has filed an Amendment No. 2 to its 2008 Form 10-K (the “Amended 10-K”), and will shortly file an Amendment No. 2 to its quarterly report on Form 10-Q for the period ended March 31, 2009 (the “Amended 10-Q”).

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 9A(T). Controls and Procedures, page 16

1.	Amended 10-K. The Amended 10-K contains the additional disclosures requested by this comment.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

Item 4(T). Controls and Procedures, page 39

2.
Amended 10-Q. The Amended 10-Q contains the additional disclosures requested by this comment. Due to the restatement of the periods covered by the Amended 10-Q, management has concluded, after further review in light of the restatement, that the Company’s internal control over financial reporting was not effective as of March 31, 2009.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

PROMOTORA VALLE HERMOSO, INC.

By: /s/ Alexey A. Kim
Alexey A. Kim
Chief Executive Officer